Exhibit 20.2

For Immediate Release                     Contact:    Jamie Shaber
                                                      MSGI 212/594-7688
                                                      Robbie Tarpley Raffish
                                                      MSGI 610/918-1675

              MSGI REACHS $100 MILLION REVENUE WITH PURCHASE OF
                            STEVENS-KNOX & ASSOCIATES

         Acquisition Gives MSGI A Foothold in Europe and New Markets

NEW YORK (Jan 26) -- Marketing Services Group, Inc. (Nasdaq: MSGI), an integrated marketing services industry leader, today announced it has completed the acquisition of Stevens-Knox & Associates, a leading list management and brokerage firm based in New York and London. The transaction represents the completion of the deal that had been announced by MSGI last week. Terms of the cash deal were not disclosed.

The addition of Stevens-Knox, with annual revenues of approximately $30 million (for the year ended December 31, 1998), boosts MSGI's annual revenues to $100 million (proforma for the fiscal year ending June 30, 1998.) Stevens-Knox & Associates estimated sales for calendar 1999 are $35 million.

Stevens-Knox was founded in 1972 as Woodruff-Stevens Associates. In 1992, Ralph Stevens and partner Jim Knox reorganized the firm as Stevens-Knox. The company has enjoyed tremendous growth under their leadership, posting annual double-digit increases in revenue since the reorganization. Mr. Stevens will continue to run the company after the acquisition by MSGI, with no job attrition.

"Acquiring Stevens-Knox was a logical next step in our long-term plan," said Jeremy Barbera, Chairman and Chief Executive Officer of MSGI. "Our objective is to bring our clients, and those of the companies we acquire, integrated marketing services that enhance their own strategic marketing goals.

MSGI & Stevens-Knox/2-2-2-2

"This deal's greatest impact, beyond moving us into ethnic and international markets, is that the acquisition of just one more division fuels the growth of the other five," continued Jeremy Barbera. "Stevens-Knox will bring business to our direct marketing and database marketing, telemarketing, fulfillment, media planning and buying, and online consulting and e-commerce divisions, so we add not only their current revenue but the revenue that will inevitably come from cross-selling our integrated approach."

"In addition, the acquisition provides us with an office in the Covent Gardens section of London from which we will build an entertainment practice in the United Kingdom," he added. "As the dominant arts and entertainment direct marketer in North America, we can apply our highly successful models to major shows that are debuted in London before they reach America; a very natural expansion of our current business model."

Stevens-Knox is organized under four distinct service headings: Stevens-Knox List Management, Database Management (specializing in ethnic marketing), Steven-Knox List Brokerage and Stevens-Knox International. Its clientele are segmented in four main areas: catalog marketing (40%), publishing (30%), business-to-business (12%) and general consumer (8%).

"In an industry where success is built on the strength of relationships, there is some added synergy to this deal," said Mr. Barbera. "Ralph and my relationship dates back more than 20 years, when I worked at Lincoln Center for the Performing Arts. Ralph introduced me to the concept of strategic direct marketing when I hired his company (then Woodruff-Stevens) to manage Lincoln Center's database. It gives me personal pride and satisfaction to announce that Stevens-Knox has agreed to become an MSGI company, and I am thrilled to be able to work with Ralph and his team once again."

MSGI & Stevens-Knox/3-3-3-3

Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including it's 10-Q for the period ended September 30, 1998 and the annual report on Form 10-KSB for the year ended June 30, 1998.

Marketing Services Group, Inc. (www.msginet.com) provides direct marketing and database marketing, telemarketing and telefundraising, media planning and buying, interactive fulfillment, Web development, online consulting and e-commerce to more than 1,000 clients worldwide.